CORRESP for Form 1-A Amendment

LEMONT INC
CIK: 0001617216
61-12 228th Street, 1st Fl
Bayside, NY11364

June 10, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Rahul Patel, Attorney-Advisor
     Erin E Martin, Senior Counsel
     Sonia Gupta Barros, Assistant Director

Re: Lemont Inc
     Amendment of Offering Statement on Form 1-A
     Filed June 10, 2015
     File No. 024-10437

The follow contents are in response to SEC comments for our offering statement and amendments:

Risk Factors, page 9

1. We note your response to comment 2 and understand that you believe you are exempt from CFTC regulation. However, our understanding is that you may still be subject to CFTC regulation. Please include a risk factor stating specifically that currently you are not registered with the CFTC but the nature of your business may subject you to CFTC regulation.

We have amended the contents.

Please see the amended contents of the 2(14) on page 9-11 in Form 1-A Amendment on June 10, 2015.

Wanjun Xie
Wanjun Xie

President
Lemont Inc
Date: June 10, 2015